Filed by Medicis Pharmaceutical Corporation Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation
Commission File No. 1-9741

     This filing relates to a proposed business combination (the “Merger”) of Medicis Pharmaceutical Corporation (“Medicis”) and Inamed Corporation (“Inamed”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 20, 2005 (the “Merger Agreement”), by and among Medicis, Inamed and Masterpiece Acquisition Corp., a wholly-owned subsidiary of Medicis. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Medicis on March 21, 2005, and is incorporated by reference into this filing.

     The following is a transcript of a conference call held on March 21, 2005 regarding the Merger.

Medicis/Inamed
Moderator: Jonah Shacknai
March 21, 2005
8:30 a.m. EST

OPERATOR: Good morning, and welcome to the Medicis-Inamed merger announcement conference call. At this time, all participants are in a listen-only mode. After the prepared remarks, there will be a question-and-answer session relating to today’s announcement, and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touch-tone phone.

As a reminder, this conference is being recorded for broadcast live over the Internet, and will be available for replay for two business days at www.medicisinademd.com.

I will now turn the call over to Jonah Shacknai, Chairman and Chief Executive Officer of Medicis. Sir, you may begin.

JONAH SHACKNAI, CHAIRMAN/CEO, MEDICIS: Good morning, and thank you for your assistance in making this call possible. We welcome all of you to a conference call on this very important day. Thank you for joining us, particularly on such short notice. It’s early here, but we know for many of you it’s been a bit burdensome to be up this early and participate in the call, so thank you.

I’m here with my good friend Nick Teti, who is Chairman, President, and Chief Officer of Inamed. We are joined by Mark Prygocki, our Chief Financial Officer; and Declan Daly, the Chief Financial Officer of Inamed.

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I’d remind you at the outset that this call may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. And we’d encourage you to refer to forward-looking statements in the press release, as well as in our SEC filings, and considering an investment decision.

Well let me begin by saying that this is just an exceptionally monumental day for us, and I think, for our colleagues at Inamed. When we at Medicis founded our company in 1998, it was our aspiration to become the leading dermatology concern in the United States. We’ve been working hard every day to try to deliver on that promise. Our employees are committed and dedicated. And we’ve had wonderful support from our customers, and from our shareholders, in helping us to achieve this outcome.

This transaction which we believe to be transformational will create a company with a global growth platform, an incredibly strong financial position, and greater resources for increased research and development, which of course, is the mother’s milk of all business. This gives us, we think, a wonderful foundation for the future, with the potential to expand our current portfolio of prescription brands, facial esthetics products through development, licensure and acquisitions.

Our combined entity will be the global leader in esthetics and therapeutic dermatological products, with annual revenues in excess of $700 million, operations in more than 12 countries, business in over 60 countries, and approximately 1500 employees. The new company will have a broad, well established portfolio and pipeline of products across fast growing markets, a strong international presence, as well as greater scale with resources, and an increased opportunity for investment in R&D as I mentioned. We will be able to offer products in therapeutic, dermatologics, that is medical dermatologics, facial esthetics, breast esthetics and medical devices for the treatment of morbid obesity.

Our combined portfolio will include well known brands in the dermatological market, and in the facial esthetics market including in the future, and very importantly Rolaxin (ph) a botulinum (ph) toxin type A. Additionally, we will have the world’s leading breast reconstruction augmentation product, and the unique lap bend (ph) and bib (ph) products, for the treatment of morbid obesity two areas which Nick Teti will discuss in a few minutes.

Demographic trends today should increasing numbers of aging baby boomers, and an increased focus in all age groups in maintaining a healthy and youthful appearance and self image. The new company will be strategically positioned to deliver value by capitalizing on powerful growth opportunities across our businesses. Together, we will be well positioned to meet the increased demand in the marketplace. We will be able to offer our customers, plastic, and cosmetic surgeons and dermatologists, a wide area of complimentary, highly effective products to meet the needs of their patients. Additionally, we will be poised to be the partner of choice to these key customers.

Medicis has always been a customer centric organization. And I know Inamed shares our commitment to providing customers, the highest level products and services. This intense focus on meeting the needs of our customers will continue to serve as the key tenant of the new company.

For several years, Medicis has also demonstrated its strength in R&D. We have a broad and sophisticated R&D pipeline that has evolved to meet the changing needs in the workplace. And we have maintained our commitment to introducing, at least, one new product each year. We currently have eight products under development, and are pleased with our recently announced FDA approvals for VANOS and AMMONUL.

Additionally, we believe the combined entity has one of the strongest esthetic pipelines with Rolaxin (ph) in particular under development, representing important opportunities for the combined company’s future. Like Medicis, Inamed also has the strong R&D track record and a strong commitment to innovation and focus on R&D. And this will remain steadfast in the new organization. With greater skill and resources, and significantly increased cash flow, we will have the opportunity for increased investment in R&D, something that I know Nick and I have a common vision of. I think I speak for both Nick and I in saying that we intend to lead the way in innovation in our combined markets.

Our commitment to innovation and a strong R&D are driven by our focus on our customers, and a need to provide high quality products, that meets the needs of their patients. Our continued commitment to our customer will be galvanized – will be a galvanizing force between our combined entities. We will continue to rely on both companies sales forces and marketing functions to serve our customers, and support our growth efforts. We feel that together, we will have one of the largest, and most respected sales forces calling on the plastic surgery and dermatology markets.

In addition to our broader portfolio, combined pipeline, increased investment in R&D and strong sales and marketing support, the combined entity will also have an international growth platform that will leverage Inamed’s global presence to increase sales in existing products, and introduce other products in select markets.

Before I turn the call over to Nick, I just want to reiterate how enthusiastic I am about this merger. Together, we feel we have an important opportunity to deliver increasing value to our customers, and our shareholders. On its own, Medicis has been redefining itself to meet the changing needs of the market. By joining forces with Inamed we have created a true market leader poised for continued success.

Before turning it over to Nick, I’d just like to offer a deep expression of thanks to all of our colleagues at Medicis and at Inamed who have worked so hard over the last several months to make this transaction possible. It was really unwavering commitment to enhancing shareholder value in both companies, and creating a platform for integration that will really be as seamless and productive as possible. So I know Nick and I both owe a tremendous debt of gratitude to our colleagues. And Nick, with that I’d love to turn the call over to you.

NICK TETI, CHAIRMAN/PRESIDENT/CEO, INAMED: Thank you very much Jonah and good morning everyone. Jonah was right when we said this was a monumental day and a very exciting day for myself, the management team at Inamed and all of the employees at Inamed. We feel this merger represents potentially tremendous value for our shareholders, and the fantastic opportunity for our customers, and for our employees.

We have come to know Medicis very well over the past several years and have always enjoyed a mutual respect for each other. The merger we are announcing today represents a powerful, strategic combination that will benefit our shareholders over the long term.

Now as our industry continues to grow and evolve, this alignment with Medicis will allow us to do more to meet the needs of our customers. And as Jonah discussed with the full portfolio of fundamentally complimentary products, the company will be unique in its ability to meet the growing needs of our customers.

I concur with the sentiments expressed by Jonah regarding the merits of this transaction. We are creating a stronger company with a broader offering of complimentary products, international operations, a strong R&D pipeline and a dynamic sales force and employee base.

What I’d like to spend a few minutes on, for those of you who aren’t familiar with Inamed are the opportunities in breast esthetics and in our medical devices for the treatment of obesity. In the breast esthetics franchise, our market growth and share gains have been exemplary over the last several quarters. And I believe this business combination will greatly improve our already strong position in this growing marketplace. The opportunity for silicone gel filled breast implants in the United States may be determined this year. Inamed has the largest share of the international and domestic market for breast esthetics. And this merger will provide opportunities for continued growth, research and development. With expert panels scheduled to examine the safety and efficacy of our products both current and next generation models in the United States and in Canada. We believe the evidence favors letting patients and physicians make the most appropriate choice of each individual’s unique circumstances. And I should point out that the panel meeting in Canada is being held tomorrow.

Now moving to the obesity market, our lap band (ph) system continues its growth and acceptance to help people who are afflicted with this terrible disease of morbid obesity and the medical consequences that go along with it. The lap band (ph) system continues to show solid growth in the United States. As bands (ph) are the treatment of choice outside the United States, and the lap band (ph) is the dominant brand of choice in those markets, the continued growth of lap band business in the United States remains a significant opportunity.

In 2004, lap band sales increased 40 percent of the previous year, demonstrating faster than market growth in the dynamic obesity surgical treatment field. As the center for Medicare and Medicaid services begins evaluation of the national coverage decision request that will be filed shortly, as our direct to consumer campaign to build business, and as our physician business development programs all take hold during the coming year, we can anticipate continued, significant growth in this area.

As Jonah mentioned, Inamed also has a strong international presence, which will provide an excellent platform for the combined organization. Today, we operate management, distribution and manufacturing facilities in 12 countries, and have business operations in over 60. The preliminary international distribution rights for Rolaxin (ph) cosmetic applications when fully implemented will expand at an international reach.

I can tell you I’m personally excited about the potential created by bringing these two organizations together. Importantly, we are a culturally compatible companies. And in addition to sharing a commitment to serving customers, and developing innovative products, we both have worked hard to create a dynamic workplace.

This is a merger about growth. And as such, employees will have significant opportunities in the combined company. Because our businesses are largely complimentary, we anticipate a very limited impact on our work forces, our employees, and in particular our leading sales forces will be crucial to the success of the company in the future. With that, I’ll now turn the call over to Mark for some financial comments, Mark.

MARK PRYGOCKI, CHIEF FINANCIAL OFFICER, MEDICIS: Thanks, Nick. Let me begin by waking you through the details of the transaction. Inamed stockholders will receive 1.4205 shares of Medicis common stock and $30 in cash for each share of Inamed common stock they own, based on Medicis’s closing price on March 18th, 2005, and the number of Inamed shares currently out standing, the merger consideration represents $75 in value per Inamed or total equity value of approximately 2.8 billion.

Upon the completion of the transaction, Medicis stockholders will own approximately 57.5 percent of the combined company. And Inamed stockholders will own approximately 42.5 percent on a fully diluted basis.

Inamed stockholders will have four representatives on the combined company’s Board of Directors, including Nick who will assume the position of Vice Chairman in the new company. The company will be headquartered in Scottsdale, Arizona, and will maintain a strong presence in Santa Barbara and Freemont, California and international locations including Artful (ph), Ireland, and San Jose, Cost Rica.

On a trailing 12 month unaudited pro forma basis ended December 31st, 2004, the combined company had in excess of $700 million in combined revenues, nearly 150 million in net income, and nearly 250 million in EBITDA or earnings before interest, taxes, depreciation and amortization, and cash flow from operations in excess of 200 million.

We will be adding approximately $650 million in debt in order to finance the cash portion of the transaction, which will bring Medicis’s total debt to approximately 1.1 billion. At the estimated closing, we anticipate a debt to EBITDA ratio of approximately 3.9 times. We are very comfortable with this debt level, with cash flow from operations in excess of 300 million, in the very near future, we should be able to service this debt comfortably while maintaining the financial flexibility to develop new products, and expand aggressively into desired markets.

As Jonah mentioned, this transaction is about growth, not cost synergies. We do expect, however, that there will be certain areas of corporate overhead where synergies may be realized.

We are estimating that these synergies will be in the range of 15 to $20 million, and will be realized beginning in the full year ended 2006. As a result of the transaction, Medicis will change its fiscal year end to a calendar year consistent with that of Inamed. The financial guidance I’m about to discuss with you does not include revenue and corresponding non GAAP EPS associated with regulatory approvals of products in the company’s pipeline. Marketing approvals of such products will have a positive impact on such guidance.

The transaction is expected to close in late 2005, subject to regulatory and shareholder approval, and other customary closing conditions. As a result of this associated transaction costs, we would anticipate non GAAP EPS to be dilutive in 2005. Assuming regulatory and shareholder approval, and closing in late 2005, we anticipate the combined entity to yield revenue in excess of $900 million in 2006, factoring in cost synergies of approximately $15 million, we anticipate pro forma non GAAP to be slightly accretive in 2006.

As we look past 2006 financially, we see an organization with several important and significant products awaiting regulatory and marketing approval, and the addition of strategic opportunities, domestically and internationally. The impact of these could yield a combined entity with revenues in excess of $1 billion with associated growth rates in the high teens, and gross profit margins nearing 80 percent, cash flow in excess of $300 million, while most importantly investing in the combined entity’s future by enhancing research and developing spending to the six to seven percent of revenue range.

The execution of such strategies and the benefit of such synergies in later years is anticipated to yield a non GAAP EPS growth and accretion compared to the stand alone entity in the mid to high teens. The company will give further financial guidance upon the transaction’s close later this year.

Finally, before turning the call back over to Jonah, let me assure you that we understand the value and importance of integrating these entities as smoothly and as quickly as possible. Until closing, we remain separate and independent players in the marketplace. Given our compatible cultures, and minimal overlap we do not expect significant changes to the work force, or service levels to our customers.

Now let me turn it back over to Jonah for some closing remarks, before we open the call to come Q&A.

JONAH SHACKNAI: Thanks, Mark. Both Medicis and Inamed have done extremely well over the years in developing innovative products, and meeting the needs of their customers. And this has brought individual success to each organization. And I, in particular, want to congratulate Nick Teti and his colleagues, for just an extraordinary job of building growth, building value for Inamed shareholders at what I think has been an exceptional management program over the past three-and-a-half years.

There is no doubt in my mind that bringing our two organizations today will create an even stronger franchise, poised for even greater success going forward. We are extremely excited about this transaction, and look forward to making new friends, working closely with our colleagues at Inamed to make this transaction operational and effective from the first day of operations. And to be sure that our customer’s understand that our commitment to them is unyielding. We will together be the most customer centric organization in our business combining that with innovation, we hope sound management, and other thoughtful decisions as we manage the company, I think, will make this one heck of a ride. So Nick, thank you again, and to your colleagues, we appreciate everything that you’ve done to bring us to this place.

NICK TETI: Thank you, Jonah.

JONAH SHACKNAI: At this point, we’d love to open up the floor for questions. And you can do so, as you know, by signaling, as the operator has suggested on your keypad.

OPERATOR: Thank you, sir. The floor is now open for questions. If you do have a question, please press star one on your touch-tone phone. If at any point your questions have been answered, you may remove yourself from the queue by pressing the pound key. We do ask that when you pose your question, please pick up the handset to provide optimum sound quality. Once again, ladies and gentlemen, that is star one to ask a question.

Our first question is coming from Tom Gunderson of Piper Jaffray.

TOM GUNDERSON, PIPER JAFFRAY: Hi, good morning. And congratulations. This is quite the Monday morning surprise.

JONAH SHACKNAI: Thanks, Tom .

TOM GUNDERSON: And thank you for not doing it Friday afternoon. The – I have a question Nick, or the combined management team on the phone here, and that is you talk about the synergies here on the cosmetic filler side. You’ve got RESTYLANE, and Collagen (ph), the newly approved Captique (ph). Are you going to run into FTC problems with the facial filler business by wrapping around that whole side? Or are your lawyers considering that that market might be bigger and include Botox?

JONAH SHACKNAI: This is Jonah Shacknai, Tom, and I guess we’ll have to get to know one other.

TOM GUNDERSON: Yes.

JONAH SHACKNAI: Nick and I and I think our legal team, really have the view that our products in the facial esthetics area are highly complimentary. We have received advice of counsel that we expect to work very closely with the Federal Trade Commission which will review this transaction. I’m sure they will be thoughtful and diligent, and they will reach the same conclusion that we have that in fact, the facial esthetics market is a large one, a highly competitive one, with many, many players. And that the complimentary nature of our products gives us confidence that it will be a thorough review, but one that is fair in its outcome.

So I think that’s really much as we’d care to offer about it. Obviously Rolaxin (ph) is a big part of the facial esthetics as Botox is for Allergan (ph). So we define this market widely. We expect it to be a very competitive market going forward. And we look forward to participating that.

TOM GUNDERSON: OK. Thanks. And then just one quick set of financial questions, is there a caller on this, are there breakup fees? And how do you plan on financing the cash part of this deal.

MARK PRYGOCKI: This is Mark Prygocki, to answer your question, there are some break up fees, and they will be outlined in the merger documents that will be filed within the next 48 hours. There is a fixed exchange ratio at 1.4205 and no callers in place.

TOM GUNDERSON: And that cash?

MARK PRYGOCKI: We are going to raise about $650 million in debt.

TOM GUNDERSON: Thank you

OPERATOR: Thank you. Our next question is coming from Greg Gilbert of Merrill Lynch.

GREGG GILBERT, MERRILL LYNCH: Thanks. I guess a question for the Inamed folks. Can you give us some color on the timeline and the clinical program details for Rolaxin (ph) as well as the deal that you have with Ibosn (ph)?

NICK TETI: Well let me talk about a few of those points. Number one, as you do know or maybe you don’t know we have established exclusive rights to market the botulinum (ph) – their botulinum (ph) toxin type A product, which we have branded as Rolaxin (ph) in the United States and Canada. Over the last few months, you may have noticed that we signed a preliminary agreement for the international rights to market the product as well. So we’re looking at a – I think this is what helps really make this a global effort, that we’ll be looking to brand Rolaxin (ph) around the world as a global product.

The second part of your question was about?

GREGG GILBERT: The timeline.

NICK TETI: Timelines, yes. You know, we’ve made it a policy because of the highly competitive nature of this product line, since there’s only one other product out there, you know, from the people in Orange County, that we do not comment on where our timelines are, only to say that we are in phase III and the program does continue.

GREGG GILBERT: OK.

JONAH SHACKNAI: Greg, may I add a little bit of color on that as well?

GREGG GILBERT: Sure.

JONAH SHACKNAI: We obviously did an extraordinary amount of due diligence, as Inamed in preparing for the transaction. And we looked very, very carefully at all of the information that was available worldwide about Rolaxin (ph), and reached the conclusion that it is an extraordinary product, that we believe in all ways will be completely consistent, at least with the attributes of the Allergan (ph) product, Botox.

Now as you know, from our prior comments, we think highly of Botox. It’s a good product. We have tremendous respect for the people at Allergan (ph). We think they’ve done a wonderful job in pioneering the facial esthetics market, and we hope to remain friendly competitors with them going forward.

But our view of the data, as it relates to Rolaxin (ph), is extremely strong. And again, we believe the product will meet all of the characteristic requirements of the market. And it will be a very successful product. And we look forward to honorable but effective competition with Allergan (ph).

GREGG GILBERT: And then a follow up for you Jonah, assuming Juvinerm (ph) is not an FTC issue, how would you position it versus the RESTYLANE family?

JONAH SHACKNAI: You know, Greg, I think it’s vastly premature to comment on how we’re going to position different products. We anticipate a rapid Federal Trade Commission review. We think that the product line is complimentary and very sound. And again, I think, once the transaction closes, we’ll be in a position to really offer some greater strategic color about how various complimentary products in our lines will be positioned.

GREGG GILBERT: Thanks, good luck.

JONAH SHACKNAI: Thank you, Greg.

OPERATOR: Thank you. Our next question is coming from Corey Davis at JP Morgan.

COREY DAVIS, JP MORGAN: Thanks. Actually, two questions, first, one strategic and one financial. On the strategic one with respect to Europe, I think you just highlighted the plans for Rolaxin (ph) worldwide, but that’s the same question about RESTYLANE perlane (ph) the rest of the QMed (ph) products. Is there a possibility that you could get those for Europe, or is QMed (ph) just not willing to give those up?

JONAH SHACKNAI: Well as you know, Corey, we enjoy a very, very close partnership with QMed (ph) at the management level, at the staff level. And we have viewed QMed (ph) as really our research and development laboratory in the dermal filler market, and believe that they have created wonderful products, which we have the privilege to sell in the United States and Canada. It is certainly our expectation that we will continue to collaborate very closely with QMed (ph). They have been aware at the senior management level of this transaction. They have encouraged it. And I’m hoping that in the months ahead, as circumstances require, we will have appropriate conversations with them. And try to understand how we can help one another, the two companies, as best as possible on a global basis.

This is not to presume that there is a transaction that has been discussed, there has not. There have not plans laid internationally. But suffice it to say that we could not enjoy a closer relationship with QMed (ph) than we do currently. We have enormous respect for Banct Agarub (ph), their Chief Executive Officer, and Chairman who is an extraordinary scientist. And again, we look forward to a very close and continued collaboration with QMed (ph). It has been a wonderful asset, and I consider Banct (ph) a great friend professionally and personally.

NICK TETI: And just to echo the feelings of Ibson (ph) our partner in Europe on the Rolaxin (ph). They’re very, very excited and optimistic about the collaboration between the two companies.

COREY DAVIS: OK. And then, secondly, financially, Mark, I think you said that non GAAP EPS would be dilutive in ’05, but with a deal not expected to close until the end of ’05, was that meant to imply on a pro form basis? Or is it a reflection of just the Medicis numbers?

MARK PRYGOCKI: It’s a reflection of deal costs, more than anything else.

COREY DAVIS: OK. And then, secondly, on to that it sounds like you’re switching to reporting in cash EPS, can you give us a rough estimate of what the additional amortization would be expected to be from the deal in ’06.

MARK PRYGOCKI: Not at this time. At the closing, we’ll have a better sense of the valuation, and a better sense of amortization on the transaction. We’ve made certain estimates in our guidance, and again, on a non GAAP EPS, we expect it to be slightly accretive in the ’06 timeframe, and highly accretive in ’07.

COREY DAVIS: Great, thanks, everyone.

OPERATOR: Thank you. Our next question is coming from John Calcagnini of CIBC World Markets.

JOHN CALCAGNINI, CIBC WORLD MARKETS: Good morning, guys. Congratulations.

NICK TETI: Hi, John.

JOHN CALCAGNINI: I wanted to talk a little bit about, Nick, what happens right now with the launches of Captique (ph) in the United States and Juvinerm (ph) outside the US? And if you could talk about your deal with Genzyme, you know, let’s suppose that, you know, that doesn’t go forward, what – how much is that going to cost you? What does that mean, you know, can you address it?

NICK TETI: I’ll try to address it a bit. I mean right now, nothing happens. We’ll continue the launch of Captique (ph) in the marketplace. We think it’s a valuable product. I want to echo

Jonah’s comments earlier, around how all of these products are going to shake out. That will be determined over the next several months before we close. And I think this is a strategic position for all of the filler products in the marketplace, and if there’s not, that will be determined over the next six months to put the new company in the best strategic position possible, to create the best shareholder possible that we can with the product line that exists.

JOHN CALCAGNINI: Well Nick, you know, you’ve got Captique (ph) here. I believe about two weeks ago, you were beginning or supposed to begin a domestic kickoff with Captique (ph). And I just – given you’re contemplating this deal, you know, I’m guessing that effects your launch activities on some level if you’re strategically going to just go with the other company’s product. So I just, if you could just be frank with us, talk about how that effects your spending on this launch?

NICK TETI: I’m going to be frank with you. We’re going to run this business, as we run the business yesterday. This is a first step towards a firm agreement, which will be hopefully consummated over the next several months, but John, you’ve got to understand we – Inamed will still have a business to run. There’s nothing in the cards to say we’re going to drop the promotion of any of our products, because of this deal. We’re going to pursue our numbers, make our numbers to the best of our ability. And spend the money that we talked about spending on launching these products.

JOHN CALCAGNINI: OK.

NICK TETI: I mean John, we’ve got to run the business like, you know, we ran the business the last several months, and the last several years.

JOHN CALCAGNINI: Last question, and I appreciate the time, can you – either management, can you talk about if there’s any stipulations or contingencies in the merger agreement. I know you said the documents are coming out shortly. But if you could just address, let’s say the FDA panel does not recommend approval of silicon gel, or let’s say the FDA decides not to approve silicon gel breast implants. Is there stipulation in the agreement that this transaction could be dissolved or order the contingencies or breakup issues.

JONAH SHACKNAI: This is Jonah Shacknai commenting. This is a very strong transaction. And I think when the merger documents are made public, what you’ll see is that there has been an extraordinary alignment between the interest of these companies.

Now, obviously there are legal provisions that would cover significant and material adverse changes that would effect either company, but we at Medicis have a strong interest in completing this transaction regardless of the outcome at the FDA panel that hears silicone. So no, we did not seek in any way an ability to reduce our interest in the transaction regardless of which way the panel goes. We have confidence that the panel has experts, will be deliberate and appropriate in viewing the evidence. It is our view that the evidence supports approval of this product, if not at the moment, then at some time in the near future. But again, no one can make a living predicting the FDA. And I think it’s a very dangerous game to do that.

We are convinced that the evidence is solid. We’re convinced that there’s an important role for silicone breast implants in the United States. And we look forward some day to selling those products. But again, the transaction and the numbers that Mark discussed do not include new products. So we are excited that there’s tremendous potential that goes beyond what we’ve discussed, as new products, whether silicone breast implants or pharmaceutical products or toxin products, neurotoxin products, as these things are improved it only becomes better.

And we’re very excited about that, and again, I think the documents will show that there is tremendous alignment in philosophy. We are joining hands with our colleagues at Inamed. We’re going to work diligently to close this transaction as rapidly as we can to seek the necessary regulatory approvals, to gain shareholder confidence in the transaction and to move forward and operate as one business. Taking the fullest possible advantage of the strategic opportunities which are many, on both the domestic and international basis. So we are very, very excited.

JOHN CALCAGNINI: Thank you.

OPERATOR: Thank you. Our next question is coming from Don Ellis of Thomas Weisel Partners.

DON ELLIS, THOMAS WEISEL PARTNERS: Thank you. Most of my questions have been asked and answered, but in general, this is one for Mark, if we combine the two companies individual P&Ls to put as a starting point for a combined company P&L is that going to be a good way to start? Or are there going to be some cost savings that you expect?

MARK PRYGOCKI: We’re expecting about 15 to $20 million in cost synergies, but that’s a good place to start, Don, yes. And as we mentioned in the ’04 timeframe, nearing three-quarters-of-a-billion dollars in revenue alone, EBITDA margins of quarter of a billion, and net income of about 140 million. So a strong entity, combined, if you look at the numbers just in ’04, and expanding thereafter with additional projects and strategic opportunity.

DON ELLIS: OK. And with respect to your esthetic sales force on Friday, you know, the two company reps were, you know, battling out head to head with dermal fillers. I assume that’s going to continue to happen until this deal closes. But what happens to those reps in the same areas, once the deal closes?

JONAH SHACKNAI: Well met me just say Don that I made an announcement by voicemail to our field force, shortly before this call. And while I informed them of the transaction and the tremendous opportunity that awaits us, I reminded them that until the transaction closes, we remain in a competitive situation with Inamed. So while we be collaborating closely on integration issues in most areas of the business, this is an area where I think we’re going to approach it with arms length, maintaining proper distance, and making sure that the competitive environment is unchanged until the transaction closes, and the appropriate regulatory bodies have opined as to the appropriateness of all of the business segments. So that’s first and foremost.

Secondly, Nick and I have shared a vision of this transaction from the beginning that involves growth and a trajectory forward into the future. So this is not about cost savings other than at perhaps the corporate level with all of the obligations that companies face today that have financial burdens, it is about growth. And while no one can guarantee that each employee of each company is going to be in exactly the same place at the same time, I think the idea here is to maximize the opportunity, understanding that there are many important products that will be coming from the Inamed pipeline going forward, as well as the Medicis pipeline. And that we’re going to need lots of sales representatives to be maximally competitive in the many markets that we serve.

Understand well Don, that we are going to be, of course, in the medical dermatology business with an absolute commitment to becoming every year the top company in that industry. We’re going to have a very, very significant facial esthetics franchise that will soon include, we hope a neurotoxin. We’re going to have an extremely important business in breast esthetics, again with new products coming we hope, very, very significant opportunities to expand that already fast growing market. And we will have a very, very significant presence in the so called health business, which includes the lap band (ph) and potential extensions of that product.

And it’s really funny, but I recall reading just last Thursday or Friday in all of the major newspapers in the country, that obesity has been identified as a significant risk factor in actually reversing the very compelling trend we’ve had in the United States towards life expectancy expansion. So there is now a view by experts, and this was published in probably one of the three leading medical journals in the world that predict that because of obesity and the sequelae (ph) of obesity whether it’s diabetes, heart disease, renal disease that life spans which have been increasing significantly from decade to decade may actually reverse themselves. And that Americans, as a whole, may expect to lose between two-and-a-half to three years of life expectancy because of this obesity epidemic.

So we are excited about participating in this market, and look forward to making a significant contribution to public health, and doing our part along with a very strong educational program to making sure that life expectancy in the United States forward. That people are feeling great about the way they look. They’re feeling great about the condition and care of their skin. And of course, first and foremost that their health is maximized. So we’re excited about all of these opportunities, and we think these opportunities create tremendous growth projection for our companies, and certainly for our employee populations.

NICK TETI: If I can just add something on the obesity epidemic as well. You know, I would just like to say the obesity epidemic in this country is actually in front of us and not behind us. And we have a tremendous opportunity with the lap band (ph) product, and hopefully down the line with the entergastic (ph) balloon, the bib (ph) product to help these people out. Because the sequelae (ph) in healthcare costs is tremendous in this area, and will continue unless the obesity epidemic, which we look at this as the smoking problem of the ‘60s, is the new healthcare problem of the new millennium.

And as far as the competitiveness of the marketplace, with the sales forces, I think that this is a good thing over the next couple of months. Our sales forces will be out there selling our products, and doing something that, I think is – shouldn’t be lost on this transaction. The strategic market opportunity in the entire business around dermal fillers and neurotoxins is tremendous. And as you guys know, has grown tremendously, and will continue to. And having a sales force out there, continuing to talk about these products and how they’re used will do good things for both companies, A. And B, help to continue to fuel the strategic growth of this market.

DON ELLIS: Thank you. A couple of quick questions, what percent of Inamed sales are US versus Europe?

NICK TETI: We like to say it’s on an international versus North America basis that, North America represents about two thirds of the sales, and international about one third.

DON ELLIS: OK. And the last question. This is a question with respect to revenues and earnings growth. If you look at the two numbers, and what the Street numbers are for ’05, I think, Inamed’s revenue is growing 16 percent, earnings 13 percent. And for Medicis we have them growing in the low teens, top line, and mid 30s on the bottom line. When these companies are combined and after all of the integration costs are assumed, what do you think happens to the growth of the two companies? Is it the average of the two? Or do you move towards Medicis growth rate? Or can you just give us details on that?

NICK TETI: Well Don, what you have to remember is that, you know, our guidance, again, is on a fiscal and it has to be converted to calendar. And we’ve obviously done that exercise and have said in this presentation that we would anticipate growth in the mid teens of both top line and bottom line in that ’07 timeframe. But in ’06, because of just integration and establishing the two entities, and maximizing cost synergies that it would be slightly accretive to a non GAAP EPS, cash ESP in ’06.

DON ELLIS: All right, that’s all of the questions I have. Congratulations.

NICK TETI: Thanks, Don.

JONAH SHACKNAI: Thanks.

OPERATOR: Thank you. Our next question is coming from Michael Tong of Wachovia Securities.

MICHAEL TONG, WACHOVIA SECURITIES: Hi. Thanks for taking the questions. A couple of questions I have heard already about the sales organization. So Jonah, if you can kind of preview for us at closing how the sales organization is going to be structured relative to dermatologics, relative to esthetics and medical devices, that will be helpful.

Secondly, I know in previous comments, you have talked about a focus on margins, and it looks like on an overall perspective gross margin, operating margin, and net margin that Inamed are below Medicis. So how do you reconcile that margin dilution and acceleration of EPS growth despite having to take into effect a higher R&D spend going forward.

JONAH SHACKNAI: Well thanks, Mike. Always well crafted questions from you. We would be, I think, out of our minds at this point to comment on the structure of the sales force. Obviously, we have given a great deal of thought to this. And we need to leave a few surprises for our competitors, don’t we. But needless to say we expect to be very strong in all areas of our business. We see many opportunities as I mentioned in response to Don Ellis’s question for the sales reps in both organizations.

Both of these companies have been pretty fanatical about selling their product. Selling them with integrity. Selling them pride. But selling them with a clear understand that but for the grace of our customers, we would be selling a lot less stuff than we do currently at either company.

So I am excited, as I know, Nick is, about this common view that it’s about the customers. And I think, therefore, that the integration of these sales forces really presents us a wonderful opportunity to do the same kinds of things, perhaps with some different alignments, different products coming into the mix, but with this unfailing commitment to customers. And I don’t think that one could find two more closely aligned organizations in that respect. So we’re excited about that, and think it’s a very positive situation regardless of how the alignments work out. And again, I think you know from our history because you’ve covered us for so many years that we are aggressive in selling products. And really try to maximize value for everyone in the equation, not least of all our shareholders.

In terms of margin dilution, it’s true that we have had a very, very strong focus on gross profit margins and margin improvement. And I think we have become satisfied that there are tremendous opportunities for margin expansion in these businesses as they go forward. Our pharmaceutical business will continue to be a very important contributor to the gross profit margin situation. And I think as new Inamed products come online which will be new products for the entity, they too have the opportunity to expand our margins going forward.

When Medicis started, we had a much lower gross profit margin. And it’s true that the gross profit margins corporately will take a few steps back, but the revenue basis going to increase dramatically. I think, therefore, with a very good solid profit margin, allowing us to improve our earnings per share going forward. But, you know, one should not assume that we don’t continue to have this very strong focus on margins. And I know we’re going to be working very closely to find any efficiency that can be found in the manufacturing of products, in the distribution of products and of course, in the product mix to try to bring these margins as close as we can back to the traditional margins that we have enjoyed. But we see this as a dramatic step forward strategically. And yes, it’s true that we’re willing to swallow a little bit of margin dilution in the near term, but for a very, very good effect.

MICHAEL TONG: Great, thanks. If I can just sneak one sort of confirmatory question in, based on Mark’s previous answer to the outcome of the FDA panel, either in Canada or in USA there will be no change for the exchange ratio, is that correct?

JONAH SHACKNAI: It is. It was actually I who answered that question, just to evidence commitment to that idea. But it’s true, we did a great deal of due diligence. We believe that there’s a very strong basis for the FDA to make the decision that patients and physicians should be in charge of their own destiny with full and informed consent and information. So we think there’s certainly ever scientific basis for the FDA to move forward, and approve silicone breast implants with appropriate labeling, and appropriate informed consent procedures. But regardless of the outcome this time around, we are committed to this transaction. There will be no change in the financial basis of the transaction. There will be no diminution (ph) our interest in the transaction regardless of the outcome at the panel.

MICHAEL TONG: Great, thanks very much.

JONAH SHACKNAI: Sure.

OPERATOR: Thank you. Our final question is coming from Jason Bedford of Adams Harkness & Hill.

JASON BEDFORD, ADAMS HARKNESS HILL: Hi. Good morning. Just a few quick questions for you. I guess, Jonah, when you look at your dermal filler sales, on a percentage basis, how much is that going into the dermatologist, and how much is going into the plastic surgeon, maybe just roughly?

JONAH SHACKNAI: Roughly, there is an almost equal division which delights us. When we first came into this business, it was really tilted in favor of dermatologists. They were the primary consumers of these products, but we think with the successful introduction of RESTYLANE and consumer awareness of RESTYLANE we were able to change the dynamics of that market, a bit. And there is now a quite equal division between dermatology and those physicians that are interested in esthetic plastic surgery.

And you have, by this question I think, uncovered the opportunity. Inamed is unquestionably the strongest company in the country in the plastic surgery segment, not withstanding our own great success with RESTYLANE, we have tremendous respect for what they’ve done before RESTYLANE in the esthetic filler market. We have tremendous respect especially for what they’ve done in establishing leadership in the breast augmentation an reconstruction market. They are the name player in plastic surgery. I think the same conclusion can be made about us in dermatology. We are, and have been the dermatology company. We continue to enjoy the strongest possible ratings from dermatologists. They have prescribed our products for years with a high degree of commitment to our company.

So imagine, what happens when we put together the leading plastic surgery company in the United States with the leading dermatology company. We think that this is going to be an esthetics powerhouse that will really be very important in continuing to deliver innovation and extraordinary customer service to the market. Because we have taken the two best companies, we think, in each of these segments, put them together, all with the idea of promoting innovation and delivering for customers extraordinary value in their daily dealings with the company.

NICK TETI: And Jason, I couldn’t have said it any better. I just want to add one minor items is that this, you know, collaboration and ability on both the dermatologist side, and the plastic surgeon side is going to improve, I believe, our position across both product lines, not only the dermal fillers, but also our breast esthetics business as well by having this incredibly strong relationship with these two very important customer bases.

JONAH SHACKNAI: And I might add that as I’m reflecting on this, we’re going to need this power. These markets are competitive, and they will become increasingly competitive over the years as other companies including some giants, multi national pharmaceutical companies come in to this area, we’re going to need this power in order to sustain and hopefully grow our leadership in these markets. So we’re very excited that this merger, really brings two excellent companies with leadership positions together. And we think that this is going to give us a real strong position as these giant companies now having realized the potential of these markets come in and try to sell their wares.

JASON BEDFORD: OK. All right. And then, if you look at the calendar ’06 revenue number that you gave out 900 million plus, how much of that amount will stem from dermal filler sales, do you think?

MARK PRYGOCKI: We haven’t broken out the product detail. And we’ll give further guidance, most likely on closing.

JASON BEDFORD: OK. And then, one last question just, you know, looking at this esthetic powerhouse and given your focus on the derma and plastic surgeon market, are you looking to pair any non core product lines?

JONAH SHACKNAI: We have no plans currently to pair anything except our shrubs at our homes. We believe that all of these products have a good place. They are highly complimentary. And we think there’s a very strong basis for that belief. So there are no such plans.

JASON BEDFORD: OK. Great, thank you.

OPERATOR: I’d like to turn the call back over to Mr. Shacknai for any closing comments.

JONAH SHACKNAI: Well, again, Nick and I thank you tremendously, along with our colleagues at each company for your participation in this morning’s call. We are extremely excited about the future, working together, working to really create great experiences for our customers, dermatologists, plastic surgeons, and of course their patients. We’re excited to meet so many new colleagues at Inamed, as I know Nick and his colleagues are to meet friends at Medicis. This is going to be a terrific opportunity for both companies, for shareholders, for employees and for customers. And again, we couldn’t be more excited. And Nick, I’d offer you the opportunity to close out the call.

NICK TETI: Thank you. And just let me say, first of all, to thank all of the people, the very special people at Inamed for their tremendous contribution over the past several years to put us in a position to collaborate and hook up with a tremendous company like Medicis. I think this is a very special situation that we are developing here in this marketplace. And all of the employees, I think, particularly from Inamed and I hope from Medicis will feel very special about this, because I do. And I think there’s going to be a big, big deal for the employees. And it’s going to be a big deal for our shareholders. Thanks very much Jonah for all of your support during this, and all of your Medicis colleagues here.

JONAH SHACKNAI: Great. Well thank you, again, Nick. And naturally, both companies remain available to answer questions from responsible shareholders. And we would welcome such inquiry. And we know that there’s an element of surprise to this, at least we hope that there is an element of surprise to this. And we obviously look forward to provide as much clarifying detail as the law allows us to. And there will be documents filed very quickly with the appropriate federal regulatory agency. And of course, that always provides a great deal more insight and information. So again, thank you all for your time attention this morning. We look forward to working with you.

OPERATOR: Thank you. This does conclude today’s teleconference. You may disconnect your lines at this time. Have a great day. Thank you.

FORWARD-LOOKING STATEMENTS

     This document contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included herein that address activities, events or developments that Medicis and Inamed expect, believe or anticipate will or may occur in the future are forward-looking statements, including the expected benefits of the merger of the two companies, the financial performance of the combined company, the year in which the transaction is expected to be accretive, and the anticipated closing date of the merger. These statements are based on certain assumptions made by Medicis and Inamed based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. Any such projections or statements include the current views of Medicis and Inamed with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such results will be achieved. There are a number of important factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for the companies’ products; the availability of product supply; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger); the ability to realize the anticipated synergies and benefits of the merger; the ability to timely and cost-effectively integrate Inamed into Medicis’ operations; access to available and feasible financing (including financing for the merger) on a timely basis; the risks and uncertainties normally incident to the pharmaceutical and medical device industries; dependence on sales of key products; the uncertainty of future financial results and fluctuations in operating results; dependence on Medicis’ strategy including the uncertainty of license payments and/or other payments due from third parties; the timing and success of new product development by

Medicis, Inamed or third parties; competitive product introductions; the risks of pending or future litigation; and other risks described from time to time in Medicis’ and Inamed’s Securities and Exchange Commission filings including their Annual Reports on Form 10-K for the year ended June 30, 2004 and December 31, 2004, respectively. Medicis and Inamed disclaim any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

Additional Information about the Merger and Where to Find It

     In connection with the merger, Medicis and Inamed intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF MEDICIS AND INAMED ARE URGED TO READ THESE, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDICIS, INAMED AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Medicis or Inamed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Medicis by directing a written request to: Medicis, 8125 North Hayden Road, Scottsdale, AZ, 85258, Attention: Investor Relations, or Inamed, 5540 Ekwill Street, Santa Barbara, California, 93111, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

     Medicis, Inamed and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Medicis and Inamed in connection with the merger. Information about those executive officers and directors of Medicis and their ownership of Medicis’ common stock is set forth in the proxy statement for Medicis’ 2004 Annual Meeting of Stockholders, which was filed with the SEC on October 21, 2004. Information about the executive officers and directors of Inamed and their ownership of Inamed’s common stock is set forth in the proxy statement for Inamed’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Medicis, Inamed and their respective executive officers and directors in the merger by reading the proxy statement and prospectus regarding the merger when it becomes available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.